Exhibit 99.1

Communications Department	3111 W. Allegheny Ave.
535 Marriott Drive	Philadelphia, PA 19132
Nashville, TN 37214-2373	Contact: Brian Zuckerman
Phone: 877-201-2373	Phone: 215-430-9169
Fax: 615-937-1414
Contact: Bridgestone Media Center
877-201-2373

For Immediate Release

Bridgestone to Acquire Pep Boys

Combined company delivers greater consumer access to

industry-leading tires and automotive services, expands company-owned retail network and product offerings

Nashville, Tenn. and Philadelphia, Penn. (October 26, 2015) — Bridgestone Americas, Inc. (Bridgestone) and The Pep Boys — Manny, Moe & Jack (Pep Boys; NYSE: PBY) today announced that Pep Boys and Bridgestone Retail Operations, LLC (BSRO), a wholly owned subsidiary of Bridgestone, have entered into a definitive merger agreement under which BSRO will acquire Pep Boys in an all-cash transaction for $15.00 per share, or approximately $835 million in aggregate equity value. This represents a premium of 23 percent over Pep Boys’ closing price of $12.15 on October 23, 2015 and a premium of 62 percent over Pep Boys’ unaffected (prior to market speculation of a potential transaction) price of $9.25 on May 19, 2015. The transaction is structured as a tender offer.

“Bridgestone and Pep Boys are two leading companies that share a proud heritage in the American automotive services industry,” said Gary Garfield, CEO and President of Bridgestone Americas. “Our shared expertise and commitment to our customers and employees will help us build an even stronger organization.”

Pep Boys, headquartered in Philadelphia, has been one of the nation’s leading automotive aftermarket chains since 1921. With more than 7,500 service bays in more than 800 locations in 35 states and Puerto Rico, Pep Boys offers tires, maintenance and repair and parts and accessories.

The acquisition accelerates the global growth strategy of Bridgestone Corporation, the world’s largest tire and rubber company and parent of Bridgestone Americas. Pep Boys will add approximately 800 locations to BSRO’s nationwide network of 2,200 tire and automotive service centers, which operate under the Firestone Complete Auto Care, Tires Plus, Hibdon Tires Plus and Wheel Works brand banners.

Along with these company-owned stores and Bridgestone’s more than 5,000 long-standing dealers and distributors in the United States, Pep Boys’ distribution

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network will help reach even more consumers with the products and services they want when they need them. The acquisition represents an immediate nationwide expansion of more than 35 percent for BSRO.

“We are excited to join the Bridgestone family of companies to become part of the world’s largest company-owned tire and automotive service retail network,” said Scott Sider, CEO of Pep Boys. “This transaction delivers a significant premium for Pep Boys’ shareholders and offers new opportunities for our employees across a bigger business. We look forward to working with the Bridgestone team for a smooth and successful transition.”

The transaction is expected to close in the beginning of 2016. Under the terms of the agreement, which has been unanimously approved by the boards of both Bridgestone and Pep Boys, a wholly owned subsidiary of BSRO will commence a tender offer for all outstanding shares of Pep Boys at $15.00 per share in cash. The completion of the tender offer will be conditioned on Pep Boys’ shareholders tendering at least a majority of Pep Boys’ outstanding shares, determined on a fully diluted basis, and other customary closing conditions, including expiration or termination of the waiting period under the Hart-Scott-Rodino Antitrust Improvements Act. Following completion of the tender offer, both companies will complete a merger in which Pep Boys shares that were not tendered in the tender offer will be cancelled and converted into the right to receive $15.00 per share in cash. Following completion of the transaction, Pep Boys will be wholly owned by and operate under BSRO. Pep Boys’ stock will no longer trade on the New York Stock Exchange.

J.P. Morgan Securities LLC is acting as the exclusive financial advisor to Bridgestone. Jones Day is acting as legal advisor to Bridgestone. Rothschild is acting as the exclusive financial advisor to Pep Boys. Morgan, Lewis & Bockius LLP is acting as legal advisor to Pep Boys.

About Bridgestone Corporation

Bridgestone Corporation, headquartered in Tokyo, is the world’s largest tire and rubber company. In addition to tires for use in a wide variety of applications, it also manufactures a broad range of diversified products, which include industrial rubber and chemical products and sporting goods. Its products are sold in over 150 nations and territories around the world.

About Bridgestone Americas, Inc.

Nashville, Tennessee-based Bridgestone Americas, Inc. (BSAM) is the U.S. subsidiary of Bridgestone Corporation, the world’s largest tire and rubber company. BSAM and its subsidiaries develop, manufacture and market a wide range of Bridgestone, Firestone and associate brand tires to address the needs of a broad range of customers, including consumers, automotive and commercial vehicle original equipment manufacturers, and those in the agricultural, forestry and mining industries. The companies are also engaged in retreading operations throughout the Western Hemisphere and produce air springs, roofing materials, and industrial fibers and textiles. The BSAM family of companies also operates the world’s largest chain of automotive tire and service centers. Guided by its One Team, One Planet message, the company is dedicated to achieving a positive environmental impact in all of the communities it calls home.

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About Bridgestone Retail Operations, LLC

Bridgestone Retail Operations, LLC (BSRO) is headquartered in Bloomingdale, Ill., and owns and operates more than 2,200 tire and automotive service centers across the United States — including Firestone Complete Auto Care, Tires Plus, Hibdon Tires Plus and Wheel Works store locations. Credit First National Association and Firestone Complete Fleet Care operations are also part of BSRO. BSRO is a member of the Bridgestone Americas family of companies.

About Pep Boys

Since 1921, Pep Boys has been the nation’s leading automotive aftermarket chain. With over 7,500 service bays in over 800 locations in 35 states and Puerto Rico, Pep Boys offers name-brand tires; automotive maintenance and repair; parts and expert advice for the Do-It-Yourselfer; commercial auto parts delivery; and fleet maintenance and repair. Customers can find the nearest location by calling 1-800-PEP BOYS (1-800-737-2697) or by visiting www.Pep Boys.com.

Forward Looking Statements

This press release contains “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Words such as “believe,” “demonstrate,” “expect,” “estimate,” “anticipate,” “should” and “likely” and similar expressions identify forward-looking statements. In addition, statements that are not historical should also be considered forward-looking statements. Readers are cautioned not to place undue reliance on those forward-looking statements, which speak only as of the date the statement was made. Forward-looking statements contained in this release may relate to, but are not limited to, statements regarding the anticipated benefits of the transaction; statements regarding the anticipated timing of filings and approvals relating to the transaction; statements regarding the expected timing of the completion of the transaction; and any statements of assumptions underlying any of the foregoing. Such forward-looking statements are based on current expectations that involve a number of known and unknown risks, uncertainties and other factors which may cause actual events to be materially different from those expressed or implied by such forward-looking statements. These risks include uncertainties associated with the tender offer and the merger, including uncertainties as to the timing of the tender offer and merger, uncertainties as to how many of Pep Boys’ shareholders will tender their shares in the offer, the risk that competing offers will be made, and the possibility that various closing conditions for the transaction may not be satisfied or waived. Other factors that may cause Pep Boys’ actual results to differ materially from those expressed or implied in the forward-looking statements are discussed in Pep Boys’ filings with the U.S. Securities and Exchange Commission (“SEC”), including its Annual Report on Form 10-K for the fiscal year ended January 31, 2015, and subsequent reports filed by Pep Boys with the SEC. Copies of Pep Boys’ filings with the SEC may be obtained at the “Investors” section of Pep Boys’ website at www.pepboys.com or on the SEC’s website at www.sec.gov. The forward-looking statements included in this announcement are made as of the date hereof. None of Bridgestone, BSRO or Pep Boys is under any obligation to (and each expressly disclaims any such obligation to) update any of the information in this press release if any forward-looking statement later turns out to be inaccurate whether as a result of new information, future events or otherwise, except as otherwise may be required by the federal securities laws.

Additional Information

The tender offer for the purchase of the issued and outstanding shares of Pep Boys’ common stock described in this press release has not yet commenced, and this press release is neither an offer to purchase nor a solicitation of an offer to sell securities. At the time the tender offer is commenced, BSRO will file a tender offer statement on Schedule TO (including the offer to purchase, letter of transmittal and other tender offer materials) with the SEC and Pep Boys will file with the SEC a solicitation/recommendation statement on Schedule 14D-9 with respect to the tender offer. Prior to making any decision regarding the tender offer, Pep Boys shareholders are strongly advised to read the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement when they become available as they will contain important information. Once filed, Pep Boys shareholders will be able to obtain the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement at no charge on the SEC’s website at www.sec.gov. In addition, the tender offer statement (including the offer to purchase, letter of transmittal and other tender offer materials) and the related solicitation/recommendation statement (when available) may be obtained free of charge from the information agent named in the tender offer materials or by directing a request to Pep Boys, Attention: Brian Zuckerman, 3111 West Allegheny Avenue, Philadelphia, PA 19132, Telephone Number 215-430-9169.

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